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April 5, 2005	www.cooley.com	415 693-2000

VIA EDGAR	JEFFREY T. HARTLIN
(858) 550-6126
Securities and Exchange Commission	jhartlin@cooley.com
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	CryoCor, Inc.

Registration Statement on Form S-1 (File No. 333-123841)

Dear Sir or Madam:

On behalf of CryoCor, Inc. (the “Company”), this letter is being provided supplementally in connection with the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to a proposed initial public offering (the “Offering”) of shares of the Company’s Common Stock. We are writing this letter as a courtesy to bring to the Staff’s attention an article (the “Article”) published by HMP Communications on March 3, 2005 in an issue of the EP Lab Digest. A reprint of the Article is attached for the Staff’s reference.

The Article was based on an interview given by Dr. Gregory M. Ayers, the Company’s Chief Executive Officer, on February 7, 2005, approximately one month prior to the publication of the Article. In December 2004, the Company began communicating with EP Lab Digest regarding a potential interview of Dr. Ayers because the Company planned to make a presentation regarding the CryoCor Cardiac Ablation System and the Company’s ongoing clinical trials for the treatment of atrial fibrillation at the AF (Atrial Fibrillation) Symposium in Boston, Massachusetts on January 14-15, 2005. Unfortunately, EP Lab Digest and Dr. Ayers were unable to schedule a mutually convenient time for the interview prior to the Symposium.

On January 26, 2005, Ms. Jodie Elrod, a reporter and editor of EP Lab Digest, again requested an interview with Dr. Ayers. Dr. Ayers agreed to give the interview with EP Lab Digest at that time, before the Company began pursuing any internal discussions relating to the Offering. Moreover, the interview took place before the Company held the organizational meeting with the proposed underwriters for the Offering.

According to its website (http://www.eplabdigest.com/eplab/), EP Lab Digest provides product, news and clinical updates for electrophysiology professionals and is designed to offer “both continuous education and a forum through which professionals share information on the best practices, the latest procedures, and ongoing concerns.” Generating awareness of, and informing and educating, electrophysiology lab professionals and physicians worldwide, regarding the Company’s technology and the advances the Company has made toward the treatment of Atrial Fibrillation and Atrial Flutter, the two most common and difficult to treat cardiac arrhythmias (which were the purposes of the Article), are crucial to the Company’s development for a number of reasons. These professionals have been, and continue to be, the primary referral sources for subjects for the Company’s pivotal trials studying the safety and efficacy of its technology in treating Atrial Fibrillation and Atrial Flutter, including the Company’s ongoing Atrial Fibrillation pivotal trial that is currently being enrolled. Enrolling appropriate subjects in that pivotal trial relatively quickly will obviously facilitate its more rapid completion. These professionals are also the primary potential users of the Company’s technology. The Article’s content was consistent with these critical purposes and largely limited to a discussion of the Company’s technology and its potential use in treating Atrial Fibrillation and Atrial Flutter.

In light of the timing, purpose and content of the interview and the Article, as well as the Article’s audience, the Company does not believe that the Article adversely impacts the Company’s obligations under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Securities and Exchange Commission

April 5, 2005

Page Two

If you have any questions regarding the Article or would like to discuss this further, please call me at (858) 550-6126 or Matt Browne at (858) 550-6045.

Sincerely,

Cooley Godward LLP

/s/ Jeff Hartlin

Jeff Hartlin

cc:	Gregory M. Ayers, M.D., Ph.D., CryoCor, Inc.

Edward F. Brennan, Ph.D., CryoCor, Inc.

Gregory J. Tibbitts, CryoCor, Inc.

Frederick T. Muto, Esq., Cooley Godward LLP

Matthew T. Browne, Esq., Cooley Godward LLP

NEWS BITS Cardiovascular Screening Advised for Young Athletes Young athletes in Europe should be screened before competing in events to detect heart problems and reduce sport-related deaths, health experts said. A European Society of Cardiology report recommends a physical examination, a complete medical history and an electrocardiogram (ECG), which provides an electrical recording of the heart. The report, which is published in the European Heart Journal, estimates that an ECG could cut heart deaths linked to competitive sports in Europe by an estimated 50-70 percent. page 28 Genetic Breakthrough Could Make Pacemakers Obsolete Australian scientists said pacemakers could be obsolete within a decade after researchers managed to revive heart tissue withered by cardiac arrests. The Sydney-based Children’s Medical Research Institute (CMRI) said the breakthrough involved injecting a virus containing two of the patients’ own genes into the scar tissue caused by heart attacks known as fibroblasts. page 28 Medtronic Issues Notification Regarding Certain Importable Defibrillator Models Medtronic, Inc. said it is voluntarily advising physicians about a potential battery shorting mechanism that may occur in a subset of implantable cardioverter defibrillator (ICD) and cardiac resynchronization there by defibrillator (CRT-D) models. In a letter physicians, Medtronic reported that nine batteries (0.01 percent, or approximately 1 in 10,000) have experienced rapid battery depletion due to this shorting action. If shorting occurs, battery depletion can take place within a few hours to a few days, after which there is loss of device function. There are no reported patient injuries or deaths. page 28 A PRODUCT, NEWS AND CLINICAL UPDATE FOR THE ELECTRO PHYSIOLOGY PROFESSIONAL MARCH 2005 CryoCor’s Cardiac Cryoablation System and the Clinical Trial for Atrial Fibrillation: Interview with Dr. Gregory Ayers, Founder, President and CEO of CryoCor, Inc. Interview by Jodie Elrod On February 7, 2005, EP Lab Digest spoke with CryoCor, Inc.’s Founder, President and CEO Gregory M. Ayers, MD, PhD, FACC to find out more information regarding the CryoCor Cardiac Cryoablation System and CryoCor Clinical Trial for Atrial Fibrillation. Formed in Fall 2000, CryoCor, Inc. is headquartered in San Diego, California. First of all. I was very sorry to miss the presentation by former Senator Bill Bradley at CryoCor’s kickoff meeting before the Boston Atrial Fibrillation meeting. What were some of the things he spoke about? For example, when was he diagnosed with AF? We brought Senator Bill Bradley in because we had been in contact for about a year, and as you may or may not be aware he suffers from atrial fibrillation (AF). As a result of his AF, he actually backed out of the democratic primary in 1999. Therefore, we brought Senator Bradley to the meeting to describe the impact of atrial fibrillation on his life — to share with the investigators and research coordinators how his life had been substantially altered by having AF and how he has been treated medically along the way. He is hopeful that our atrial fibrillation clinical trial will be able to show a curative therapy that may help people like himself and have their AF cured and therefore no longer have it impact their life. At this meeting, the CryoCor™ Cardiac Cryoablation System, which is currently being evaluated in a FDA pivotal clinical trial, was also discussed. I want to talk about the trial as well, but first, please describe how the system works. continued on page 6 Revolutionizing Treatment for AF: The MicroMaze Procedure Dudley Hudspeth, MD and Angela Szczublewski Desert Cardiothoracic Surgeons Mesa, Arizona Dr. Dudley Hudspeth, a cardiothoracic surgeon who is located in Mesa, Arizona, describes how he has been using the MicroMaze procedure to cure atrial fibrillation in his patients. The procedure has been used at several hospitals so far, including Banner Baywood Heart Hospital, Mesa General Hospital, as well as Banner Desert Medical Center. During the MicroMaze procedure, the physician begins by making four small incisions — about an eighth of an inch each — into the patient’s chest. continued on page 10

6 COVER STORY MARCH 2005 INTERVIEW Continued from page 1 Independent of heat load, we can hit -90 degrees Celsius and hold this temperature because the console dynamically adjusts the driving pressure of the liquid nitrous. There are three components of our system to treat AF in the electrophysiology lab. There is the console, which provides pre-cooled or liquid nitrous oxide to the catheter and controls its delivery to optimize the boiling process in the second component of the system, which is the disposable catheter. The disposable catheter transfers the liquid nitrous oxide to the tip of the catheter — a metallic tip — that serves as a boiling chamber for the nitrous oxide. When N2O boils at the tip of the catheter, we achieve -90 degrees Celsius, freezing the tissue. The catheter also is a conduit for removing the spent refrigerant, which is nitrous oxide in the gaseous state. The console then receives the spent gaseous nitrous oxide. The third component of the system is a sheath, which is a long tube that allows the EP physician to open and then maintain the opening of a small hole in the septum between the upper chambers (or atria) of the heart. Through that sheath, the physician is able to deliver our CryoCor CryoBlator™ catheter into the left atrium to deliver the therapy for AF. The sheath is not under the clinical trial, per se, as it is 510k cleared; what is actually being tested is the console and the catheter with the indication of treating atrial fibrillation. As I mentioned, the nitrous oxide boils in the tip of the catheter, under monitoring by the console to make sure that the boiling occurs under optimal conditions, to achieve and maintain the -90 degrees Celsius. The process is actually pulling heat from the tissue, freezing the cell. When the cells are frozen, you end up with an acellular region with normal protein structures, inhibiting electrical conduction of any impulses that would have passed through that area. Basically, to optimize this process, you have to first achieve a cold enough temperature to freeze the cell; equally as important is to maintain that temperature long enough to allow the cell to thoroughly freeze. How is the cryoablation system unique from other systems currently available? What makes our system unique is that we have the power to do what I mentioned. Independent of heat load, we can hit -90 degrees Celsius and hold this temperature because the console dynamically adjusts the driving pressure of the liquid nitrous. It is about thoroughly freezing the cell and what this results in is our system being considered a second-generation cryoablation system. This system is already CE Mark approved in Europe and has been commercially available for use there since 2002. What have been the success rates there? First, it is a limited commercial use to collect additional clinical data, both for publication and also because the clinical data from Europe has allowed us over the past couple of years to make critical modifications to our system. We wanted to make sure that the “average” user who is not being told exactly how to use the system, as is the case in a clinical trial, is able to use it and get adequate clinical results. Regarding the success rates, it is somewhat variable by arrhythmia. For atrial flutter and ventricular tachycardias, we see results that are at least comparable to radiofrequency (RF) ablation. While I can’t make these statements as a specific claim, I can tell you that 15 centers in Europe that have been using our system say their procedure times are less, the patients do not feel pain, their fluoro time is reduced, and they feel that the procedure is safer with cryo. With respect to atrial fibrillation, our efficacy results are again at least equivalent to their experience with RF ablation. They see the same ability to diminish fluoroscopy time and diminish the pain to the patient during the application. The procedure times are equivalent to maybe slightly longer than RF procedures. Most importantly, they see no substantive complications associated with the use of cryo for AF ablation. We have not seen in the 500-600 patients treated in Europe over the past couple of years any substantial negative effects of cryo. We do not see stenosis, thromboembolic events, perforations, pericarditis, esophageal fistulas — we see none of the complications that are associated with RF energy. It appears that since we do not affect extracellular proteins, we do not get a significant scarring effect — we just get rid of the cells. How many patients are enrolled in the clinical trial so far? How many sites are involved? When did enrollment begin? The enrollment began in late December 2004. Over the period of December and early January, we had some sites with IRB approval to begin the study. We anticipate expanding that to 20–22 centers, similar to our flutter pivotal trial that we completed in early November of last year. Therefore, these additional centers are beginning to get IRB approval and are getting ready to start enrollment. How long will the trial go for? When do you think you might hear from the FDA about approval? Our anticipation is to complete enrollment in the year 2005, and then there is a 1-year follow-up period. I know we have not publicly disclosed the design of the study; the reason we have not disclosed it is because we are in what we believe to be a competitively advantaged position — we are the only company enrolling today in a pivotal trial for AF, and for competitive reasons we do not want to disclose the design of our trial. So this trial for atrial fibrillation differs from the one that was done last year for atrial flutter? Correct. I can fully disclose the See INTERVIEW page 8 Model 2020 Cryoablation Console Articulating CryoArm™ Precooler at end of the articulating arm optimizes system efficiency and performance. CryoCor Model 2020 Cryoablation Console and Articulating CryoArm™.

8 COVER STORY MARCH 2005 The CryoBlator’s integrated articulation lever and locking brake facilitate precise catheter placement and easy fingertip control. Model 1200 Series Articulation Lengths (in centimeters) Catheter Tip Lengths (in millimeters) The CryoCor CryoBlator catheter. INTERVIEW Continued from page 6 We are developing a catheter where a single catheter can be used to treat atrial fibrillation using a variety of clinical techniques in the EP lab. Through this new catheter, our main objective is to be able to give the electrophysiologist a single tool in which they are able to reduce the procedure times from where they are today. design of the atrial flutter trial; there were 160 patients enrolled at 22 sites. Those sites enrolled in the trial over a 10-month period of time, and enrollment was completed in late October. The atrial flutter trial has a six-month follow-up period. In addition, the trial design is identical to the most recently approved device from Biosense Webster for their cooled-tip RF catheter. Our results look very promising. We are in the process of filing our modules for the PMA and anticipate our final module will be filed in late June. We would anticipate approval for this indication by the end of this year or in the very early part of 2006. In addition, Dr. Ayers, your background in defibrillation technology is also quite extensive. I noticed that you previously worked for InControl, Inc., which developed the first implantable atrial defibrillator. I also read that you also hold 16 U.S. patents in the areas of defibrillation and cardiac arrhythmia management; could you describe some of these patents? The patents that I hold I think now number 18 — I haven’t fully disclosed my patents that are pending! My background encompasses both defibrillation and ablation. My PhD thesis work was in using ablation and evaluating the physiology and pathophysiology of ablation lesions. Specifically, the patents that I hold are in the area of atrial fibrillation detection, ventricular tachycardia and fibrillation detection, and in ways to deliver shocks for AF safely so that it does not induce other arrhythmias within its delivery. I also have patents in the area of patient’s being able to control defibrillation shock delivery from implantable devices. Some of my recent patents are a little more out of line with defibrillation: I have a patent for a chest tube that is approved for cooling patients who undergo cardiac surgery, during the postoperative period, and I also have a patent for a sheath system that we utilize at CryoCor. What are some of the goals you have in mind for CryoCor for the future? What other developments or improvements in cryo would you like to see happen? Aside from launching our product in the US in 2006, if we receive regulatory approval: building a direct sales force and selling products. The other three areas of interest are further developing our existing catheter product line to add at least three additional products based on evolutionary changes to our catheter line based on our customer feedback from Europe and from the US clinical trial investigators. Therefore, we plan to look at a product line extension for the CryoBlator™ catheter over the next six to nine months. As far as the revolutionary, we are developing a catheter where a single catheter can be used to treat atrial fibrillation using a variety of clinical techniques in the EP lab. Through this new catheter, our main objective is to be able to give the electrophysiologist a single tool in which they are able to reduce the procedure times from where they are today down to the one- to two-hour range. The third area of our focus is on using our catheter-based technology to develop a minimally invasive probe for treatment of atrial fibrillation in the operating room. We have received 510k clearance for our initial product, called the Breva, for the minimally invasive surgical market. You may ask why an EP company wants to develop a product for surgeons, and there are actually several reasons. Number one, we can utilize our substantial experience in developing disposable products, but more importantly, disposable products that can be manipulated from outside the body. This allows the surgeon to make a single puncture through the chest wall for catheter delivery and use the catheter to treat AF in a very minimally invasive manner. We believe there is going to be a growth in minimally invasive surgical treatments. Today cardiac surgeons treat atrial fibrillation predominantly in patients who have concomitant valve disease or bypass surgery where surgery is indicated. However, opening the chest of a patient with AF only is really not something most patients will desire. If we evaluate the growth trend in cardiac surgery for arrhythmias, most of it is going to occur based on estimates in the minimally invasive area. We feel that with our expansion into the minimally invasive approach to atrial fibrillation surgery, we can now offer the patient a solution that can be done in the EP lab with a puncture in the groin or a procedure in the operating room with a small puncture in the chest wall. Then the patient can ultimately decide which technique they would like to have used. We believe we have a competitive advantage in that area because we have been developing catheters that then can be adopted to the minimally invasive approach for cardiac surgery. For more information about CryoCor or about the clinical trial, please visit their website: www.cryocor.com